FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces a tender offer for Piedmont Office Realty Trust, Inc. (NYSE:PDM)

Moraga, Calif. (Market Wire)—April 15, 2010-- Certain Purchasers affiliated with MacKenzie Patterson Fuller, LP (which are identified in the tender offer) have announced a tender offer for Class A and Class B-1, B-2, and B-3 Shares (the “Shares”) of Piedmont Office Realty Trust, Inc. (NYSE:PDM).  The Purchasers are offering to purchase up to 200,000 Shares each of Class A, Class B-1, Class B-2, and Class B-3 for $17, $14, $13, and $12 per Share, respectively.

Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.  If you wish to tender your Shares, and your Shares are held in your brokerage account, you need to instruct your broker to tender your Shares.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556